Exhibit 99.1

Books-A-Million, Inc. Announces Definitive Acquisition Agreement

BIRMINGHAM, Ala.--(BUSINESS WIRE)--July 13, 2015--Books-A-Million, Inc. (NASDAQ:BAMM) (the “Company”) today announced that it has signed a definitive agreement under which a newly organized entity owned by the Anderson Family, including Clyde B. Anderson, Executive Chairman of the Company, and related persons and entities, will acquire the Company.

Under the agreement, holders of the Company’s outstanding shares of the common stock, excluding the Anderson Family and related persons and entities, along with certain members of management who elect to rollover their shares, will receive $3.25 per share in cash. The total value of the transaction is approximately $21 million. The $3.25 per share price represents a premium of 93% over the trading price for Common Shares on January 29, 2015, the date on which the Anderson Family initially proposed to acquire the Company, and a premium of 23% over the closing trading price on July 13, 2015. The transaction will be financed through a combination of the contributions of the Company’s shares owned by the Anderson Family and any management rollover participants and borrowings of approximately $21 million under the company’s existing credit facilities.

The Company’s Board of Directors formed a Special Committee of directors independent of the Anderson Family after the Anderson Family expressed its interest in a possible transaction last January. The Anderson Family’s proposal was expressly contingent upon any transaction being negotiated by a committee of directors unaffiliated with the Anderson Family and being subject to approval by the holders of a majority of the shares not owned by the Anderson Family or senior management. The Special Committee was charged by the Board with conducting a process intended to examine the Anderson Family’s proposal and determine whether such transaction was the best option for stockholders other than the Anderson Family, and if so to negotiate its terms. The Special Committee completed a review of the proposal, determined that of the various options available, including remaining a public company, a proposed transaction at an acceptable price would be the best option for stockholders other than the Anderson Family, and following this determination negotiated the price and other transaction terms with the Anderson Family. The Special Committee concluded unanimously that the transaction with the Anderson Family on the terms it negotiated was fair and in the best interests of the Company’s public shareholders (other than the Anderson Family shareholders and members of management rolling over their shares to the purchasing entity). Based on the unanimous recommendation of the Special Committee, the agreement was also approved unanimously by the other independent members of the Board. Members of the Anderson Family did not participate in the deliberations of the Special Committee and recused themselves from the vote of the Board of Directors.

Clyde B. Anderson, the Company’s Executive Chairman, said, “We believe the transaction is a positive result for everyone, most importantly the Company’s shareholders. The Special Committee and its advisors have done a thorough job to assure that all terms and conditions are arms’ length, and we are pleased to have come to a fair and balanced agreement.”

Completion of the transaction is subject to certain closing conditions, including obtaining shareholder approval and other customary conditions. In addition, the closing of the merger is subject to a condition that the holders of a majority of all outstanding shares not held by the Anderson Family or by any director or executive officer of the Company approve the merger. Further information regarding the terms and conditions in the definitive agreement, will be contained in a Current Report on Form 8-K which will be filed promptly with the SEC.

Houlihan Lokey is acting as financial advisor, and King & Spalding LLP is acting as legal advisor, to the Special Committee of the Board of Directors of Books-A-Million, Inc. Latham & Watkins LLP is acting as legal advisor to Books-A-Million, Inc. and Munger, Tolles & Olson LLP is providing legal counsel to the Anderson Family.

About Books-A-Million, Inc.

Books-A-Million, Inc. is one of the nation’s leading book retailers and sells on the Internet at www.booksamillion.com. The Company presently operates 255 stores in 32 states and the District of Columbia. The Company operates large superstores under the names Books-A-Million (BAM!), Books & Co. and 2nd & Charles and traditional bookstores operating under the names Bookland and Books-A-Million. Also included in the Company’s retail operations is the operation of Yogurt Mountain Holding, LLC, a retailer and franchisor of self-serve frozen yogurt stores with 42 locations. The Company also develops and manages commercial real estate investments through its subsidiary, Preferred Growth Properties. The common stock of Books-A-Million, Inc. is traded on the NASDAQ Global Select Market under the symbol “BAMM.” For more information, visit the Company’s corporate website at www.booksamillioninc.com. Follow Books-A-Million on Twitter (http://twitter.com/booksamillion) and like us on Facebook (http://facebook.com/booksamillion).

Forward Looking Statement Disclosure

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve a number of risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause the expected timing, completion and effects of the merger to differ materially from such forward-looking statements. The Company may not be able to complete the proposed merger on the terms described above or other acceptable terms or at all because of a number of factors, including the failure to obtain shareholder approval or the failure to satisfy other closing conditions. Such forward-looking statements are necessarily dependent upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included herein do not purport to be predictions of future events or circumstances and may not be realized. Given these uncertainties, stockholders and prospective investors are cautioned not to place undue reliance on such forward-looking statements. Please refer to the Company’s annual, quarterly and periodic reports on file with the SEC for a more detailed discussion of these and other risks that could cause results to differ materially. The Company disclaims any obligations to update any such factors or to publicly announce the results of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Additional Information and Where to Find It

In connection with the proposed merger transaction, the Company will file with the SEC and furnish to the Company’s shareholders a proxy statement and other relevant documents. This press release does not constitute a solicitation of any vote or approval. Shareholders are urged to read the proxy statement when it becomes available and any other documents to be filed with the SEC in connection with the proposed merger or incorporated by reference in the proxy statement because they will contain important information about the proposed merger.

Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors may obtain a free copy of the Company’s filings with the SEC from the investors section of the Company’s Web site at http://www.booksamillioninc.com or by directing a request to: Books-A-Million, Inc., Attn: Investor Relations, (205) 942-3737.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees of the Company may be deemed to be “participants” in the solicitation of proxies from the shareholders of the Company in connection with the proposed Merger. Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the shareholders of the Company in connection with the proposed Merger, which may be different than those of the Company’s shareholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC. Shareholders can find information about the Company and its directors and executive officers and their ownership of the Company’s common stock in the Company’s definitive proxy statement for its most recent annual meeting of shareholders, which was filed with the SEC on May 1, 2015, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.

CONTACT:
Books-A-Million, Inc.
R. Todd Noden, 205-942-3737 ext. 4808
Executive Vice President and Chief Financial Officer